Exhibit 23.02
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Registration Statement of Promotora de Informaciones, S.A. on Amendment No. 6 to Form F-4 of our report dated May 7, 2010 relating to the consolidated financial statements of Dédalo Grupo Gráfico, S.L. (Dédalo) as of and for the year ended December 31, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about Dédalo’s ability to continue as a going concern due to the recurring losses from operations and stockholders’ capital deficiency), appearing in the prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte, S.L.
Deloitte, S.L.
Madrid, Spain
October 20, 2010